UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 10, 2022, Immatics N.V. (the “Company” or “Immatics”) announced a comprehensive preclinical data set for its T cell engaging receptor (TCER®) product candidate IMA402 at the European Society for Medical Oncology (ESMO) Congress 2022 held in Paris, France, from September 9 to 13, 2022. Data highlights include:

•	The IMA402 TCER® utilizes a high-affinity TCR designed to specifically bind to an HLA-A*02:01-presented peptide derived from PRAME on tumor cells

•	The T cell recruiter domain is a proprietary low-affinity T cell recruiter against the TCR/CD3 complex that demonstrates superior in vivo tumor control compared to analogous TCER® molecules designed with higher-affinity variants of a widely used antibody recruiter

•	The IMA402 TCER® is optimized to reduce T cell engager-associated toxicities in patients, which is demonstrated by reduced recruiter-mediated cytokine release in vitro

•	IMA402 showed potent and selective activity against PRAME-positive tumor cell lines in vitro

•	In vivo studies in mice demonstrated dose-dependent anti-tumor activity of IMA402. Sufficiently high drug doses were key to achieving the desired anti-tumor effects over a prolonged period

•	In vitro safety assessment including toxicity screening against 20 normal tissue types, whole blood cytokine release assessment and alloreactivity evaluation confirmed favorable safety profile for IMA402

•	The half-life extended format of IMA402 confers a serum half-life of >1 week in mice suggesting a favorable dosing regimen and prolonged drug exposure at therapeutic levels when compared to TCR Bispecifics lacking half-life extension strategies

•	IMA402 is designed to allow high dosing not limited by toxicities with the goal of reaching relevant therapeutic doses in tumor tissue and achieve a meaningful clinical benefit in patients

A clinical trial evaluating IMA402 in patients with solid tumors is expected to start in 2023. The Phase 1 part of the trial will start with a minimal anticipated biological effect level (MABEL) dose of IMA402 and will have an adaptive design aimed at accelerating dose escalation to determine the recommended Phase 2 dose (RP2D). HLA-A*02:01-positive patients with different solid tumors expressing PRAME will initially receive weekly infusions of IMA402. Pharmacokinetics data will be assessed throughout the trial and might provide an opportunity to adapt the treatment interval. The Phase 2a dose expansion part of the trial will be designed to comprise several cohorts to further evaluate IMA402 in specific indications and combination therapies. Submission of the IND application is planned for Q2 2023.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated September 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: September 12, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer